Exhibit 99.1

NEWS RELEASE

Endeavour Silver Extends High Grade Silver-Gold Mineralization on the
Milache Property Near the Guanacevi Mine in Durango, Mexico;
Drilling Intersects 10,990 gpt Silver and 25.1 gpt Gold Over 0.22 m Width
______________________________________________________________________________

Vancouver, Canada – November 14, 2012 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) announces that exploration drilling on Endeavour’s Milache Property near the Guanacevi Mine in Durango State, Mexico has extended the high grade silver-gold mineralization along the Santa Cruz vein to more than 250 meters (m) long by 250 m deep, still open for expansion.

The latest drilling highlights at Milache include 796 grams per tonne (gpt) silver and 2.28 gpt gold over 7.59 m true width (26.5 ounces per ton (opT) silver equivalents over 24.9 feet (ft)) in hole MCH-15 based on a silver: gold ratio of 50:1; including a very high grade interval of 10,990 gpt silver and 25.1 gpt gold over 0.22 m true width (357 opT silver equivalents over 0.7 ft).

Drilling highlights are as follows:  Click here to view Longitudinal Section(http://www.edrsilver.com/i/maps/Long-Section-Milache.jpg)

Milache Drill Highlights

Hole	Vein	From (m)	True Width (m)	Au (gpt)	Ag (gpt)	Ag Eq (gpt)
MCH-13	Santa Cruz	325.85	1.52	2.51	716	841
	Including	326.10	0.50	5.71	1,370	1,656
	FW Santa Cruz	346.70	0.78	0.57	200	229
MCH-14	Santa Cruz	363.40	4.47	0.77	273	311
	Including	366.90	0.22	4.10	1,610	1,815
	FW Santa Cruz	378.05	3.67	0.34	143	160
MCH-15	Santa Cruz	399.20	7.59	2.28	796	910
	Including	405.85	0.22	25.10	10,990	12,245
	FW Santa Cruz	416.65	1.55	0.13	62	68
MCH-16	Santa Cruz	493.25	1.53	0.65	286	318
	Including	494.95	0.20	3.65	1,525	1,708
MCH-18	Santa Cruz	390.75	4.29	0.94	321	368
	Including	397.20	0.26	4.12	1,425	1,631
MCH-19	Santa Cruz	350.25	2.02	0.56	162	190
	Including	353.05	0.22	1.90	1,095	1,190

Bradford Cooke, CEO and Director, commented, “Exploration drilling on the Milache Property near the Guanacevi Mine in Durango State, Mexico continues to extend the high grade silver-gold mineralization to the north and to depth.  This high grade mineralized zone at Milache was discovered in late 2011 and the drill results since then are showing it to be one of our best new discoveries at Guanacevi in recent years.  Every recent hole has intersected “kilo-plus” silver grades and significant gold grades.  Drill hole MCH-15 contains the highest grade vein intercept ever drilled by Endeavour in the district of Guanacevi.”

Godfrey Walton, M.Sc., P.Geo., President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs on the Milache property.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All samples were split at the Guanajuato field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and other elements are determined by AA.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Lana McCray, Manager, Corporate Communications
Toll free at 877-685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: lmccray@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.